Connecting Everything in Space, to Everyone on Earth

INVESTOR UPDATE

Solstar Space Co.

You Helped Us Raise Over $1.1M!

Thanks to you, Solstar Space raised **over $1.1M** during our crowdfunding campaign that closed **January 14, 2021**. In fact, so many people wanted to invest in Solstar Space, **we were over-subscribed!**

If you are part of the over-subscription, you will receive a refund of your investment from WeFunder. We expect this to occur within the next couple of weeks. We thank you for your support and hope you will join our next regulation crowdfunding round that we expect to launch within the next 60 days.

We will share frequent communications with you to make sure you receive priority investment updates.

We look forward to making huge strides in continuous communications in space with you! In the meantime, we wanted to share these exciting updates.


SOLSTAR SPACE
AFVentures Awards Solstar Space SBIR Phase 1 Contract
Solstar Critical Data Relay (CDR) for continuous communications for spacecraft in LEO orbit

The U.S. Air Force's AFWERX Awards Solstar Space With An SBIR Phase 1 Contract

Read the SatNews feature...



Investor Perks Coming Soon

If you are confirmed into the January 14, 2021 funding round, your perks are coming soon!

ALBUQUERQUE BUSINESS FIRST

Albuquerque First Business Highlights Solstar Space


SOLSTAR SPACE
Dedicating cosmic guitar pic & Metal Mayor decal to the New Mexico Music Hall of Fame

Solstar Space Dedication

The Future of Space Communication

VIP
INVESTOR UPDATE

Solstar Space Co.

TESTING THE WATERS LEGAL DISCLOSURE: WE ARE 'TESTING THE WATERS' TO GAUGE INVESTOR INTEREST IN AN OFFERING UNDER REGULATION CROWDFUNDING. NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED. IF SENT, IT WILL NOT BE ACCEPTED. NO OFFER TO BUY SECURITIES WILL BE ACCEPTED. NO PART OF THE PURCHASE PRICE WILL BE RECEIVED UNTIL A FORM C IS FILED AND ONLY THROUGH WEFUNDER'S PLATFORM. ANY INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND.

Solstar Space Crowdfunding Round Under Reg CF Scheduled to Go Live

INVEST NOW

Over-subscribers Can Fund Now

The new Regulation Crowdfunding Round under Reg CF is expected to launch within the next week. Nearly $1 million has already be committed by about 1,000 investors. As a previous over-subscribed investor, we want to invite you to lock in your investment early.

Join us in our mission to bring persistent communications to space.

IMPORTANT NOTE

If you have only made a reservation, this is your chance to convert your reservation to funded before we announce it to the general public, and before the round sells out.

All the details are on our WeFunder page.

INVEST NOW

An Interview with Brian Barnett, CEO & Founder, Solstar Space

Brian recently shared some important space industry history in an interview about the making of Spaceport America.

Watch Now


SOLSTAR SPACE
BRIAN BARNETT
Solstar Space CEO & Founder
INTERVIEW
Influencing the Future of Space Launch - The History of Spaceport America

Visit the Solstar Space WeFunder page today for all the details.

INVEST NOW

We thank you for your support!

###

Solstar Space
+1 505-389-2299 ext. 1
info@solstarspace.com
www.SolstarSpace.com

[Connecting Everything in Space, to Everyone on Earth]

SOLSTAR SPACE

BRIAN BARNETT
Solstar Space CEO & Founder



Solstar Space Co.

INTERVIEW

Influencing the Future of Space Launch - The History of Spaceport America

Watch the Live Interview with Solstar Space Founder & CEO, Brian Barnett

How did Spaceport America come into being? Brian Barnett shares how the world's first purpose-built commercial spaceport launched.

Join us, October 6 at 9:30a Mountain on YouTube Live:

[Watch the Event Live]



Brian Barnett at Spaceport America in 2013 for Launch



Brian during world's first Text to Space launched from Spaceport America



Brian at Spaceport America Gateway to Space Opening

Join us in our mission to bring continuous communications to space.

Solstar Space
+1 505-389-2299 ext. 1
info@solstarspace.com
www.SolstarSpace.com

Connecting Everything in Space, to Everyone on Earth


SOLSTAR SPACE
BRIAN BARNETT
Solstar Space CEO & Founder
INTERVIEW
Influencing the Future of Space Launch - The History of Spaceport America
Solstar Space Co.

Watch the Live Interview with Solstar Space Founder & CEO, Brian Barnett

How did Spaceport America come into being? Brian Barnett shares how the world's first purpose-built commercial spaceport launched.

Join us, Wednesday, October 6 at 9:30a Mountain on YouTube Live:

Watch the Event Live


Brian Barnett at Spaceport America in 2013 for Launch


Brian during world's first Text to Space launched from Spaceport America


Brian at Spaceport America Gateway to Space Opening

Join us in our mission to bring continuous communications to space.

RESERVE NOW

TESTING THE WATERS LEGAL DISCLOSURE: WE ARE 'TESTING THE WATERS' TO GAUGE INVESTOR INTEREST IN AN OFFERING UNDER REGULATION CROWDFUNDING. NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED. IF SENT, IT WILL NOT BE ACCEPTED. NO OFFER TO BUY SECURITIES WILL BE ACCEPTED. NO PART OF THE PURCHASE PRICE WILL BE RECEIVED UNTIL A FORM C IS FILED AND ONLY THROUGH WEFUNDER'S PLATFORM. ANY INDICATION OF INTEREST

INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND.

We thank you for your support!

###

Solstar Space
+1 505-389-2299 ext. 1
info@solstarspace.com
www.SolstarSpace.com

Connecting Everything in Space, to Everyone on Earth

SOLSTAR SPACE

BRIAN BARNETT
Solstar Space CEO & Founder



Solstar Space Co.

INTERVIEW

Influencing the Future of Space Launch - The History of Spaceport America

Watch the Live Interview with Solstar Space Founder & CEO, Brian Barnett

How did Spaceport America come into being? Brian Barnett shares how the world's first purpose-built commercial spaceport launched.

Join us, October 6 at 9:30a Mountain on YouTube Live:

Watch the Event Live



Brian Barnett at Spaceport America in 2013 for Launch



Brian during world's first Text to Space launched from Spaceport America



Brian at Spaceport America Gateway to Space Opening

Join us in our mission to bring continuous communications to space.

Solstar Space
+1 505-389-2299 ext. 1
info@solstarspace.com
www.SolstarSpace.com

Connecting Everything in Space, to Everyone on Earth


VIP
INVESTOR UPDATE
Solstar Space Co.

TESTING THE WATERS LEGAL DISCLOSURE: WE ARE 'TESTING THE WATERS' TO GAUGE INVESTOR INTEREST IN AN OFFERING UNDER REGULATION CROWDFUNDING. NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED. IF SENT, IT WILL NOT BE ACCEPTED. NO OFFER TO BUY SECURITIES WILL BE ACCEPTED. NO PART OF THE PURCHASE PRICE WILL BE RECEIVED UNTIL A FORM C IS FILED AND ONLY THROUGH WEFUNDER'S PLATFORM. ANY INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND.

Fund Your Reservation

The new Regulation Crowdfunding Round under Reg CF is opening soon. By funding your reservation, you are locking in your investment. **Visit our WeFunder page for the details.**

RESERVE NOW


SOLSTAR SPACE
BRIAN BARNETT
Solstar Space CEO & Founder
Solstar Space Co.
INTERVIEW
Influencing the Future of Space Launch - The History of Spaceport America

Watch the Live Interview with Solstar Space Founder & CEO, Brian Barnett

How did Spaceport America come into being? Brian Barnett shares how the world's first purpose-built commercial spaceport launched.

Join us, October 5 at 9:30a Mountain on YouTube Live:

Watch the Event Live



Brian Barnett at Spaceport America in 2013 for Launch



Brian during world's first Text to Space launched from Spaceport America



Brian at Spaceport America Gateway to Space Opening

Join us in our mission to bring continuous communications to space.

RESERVE NOW

We thank you for your support!

###

Solstar Space
+1 505-389-2299 ext. 1
info@solstarspace.com
www.SolstarSpace.com

Connecting Everything in Space, to Everyone on Earth

VIP INVESTOR UPDATE

Solstar Space Co.

TESTING THE WATERS LEGAL DISCLOSURE: WE ARE 'TESTING THE WATERS' TO GAUGE INVESTOR INTEREST IN AN OFFERING UNDER REGULATION CROWDFUNDING. NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED. IF SENT, IT WILL NOT BE ACCEPTED. NO OFFER TO BUY SECURITIES WILL BE ACCEPTED. NO PART OF THE PURCHASE PRICE WILL BE RECEIVED UNTIL A FORM C IS FILED AND ONLY THROUGH WEFUNDER'S PLATFORM. ANY INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND.

Over $700k in Reservations

RESERVE NOW

Testing the Waters to End Soon

The new Regulation Crowdfunding Round under Reg CF is opening soon. Visit our WeFunder page for the details.

Join us in our mission to bring continuous communications to space.

RESERVE NOW


MSUA
SATELLITE MOBILE INNOVATION AWARDS
2021
TOP MOBILE MARKETING CAMPAIGN
Solstar Space Co.
SOLSTAR SPACE
2021
Top Mobile Marketing Campaign

Space-based Communications Innovator, Solstar Space, Earns MSUA Top Mobile Marketing Campaign Award

Solstar Space was recognized at the annual Mobile Satellite Users

Association Satellite Mobile Innovation Awards for its tremendously successful 2021 crowdfunding campaign.

Learn more about the award

Have you already made a reservation? Lock in your Early Bird terms.

To lock in EARLY BIRD terms, make sure you have funded your reservation.

RESERVE NOW

We thank you for your support!

###

Solstar Space
+1 505-389-2299 ext. 1
info@solstarspace.com
www.SolstarSpace.com

Connecting Everything in Space, to Everyone on Earth



VIP
INVESTOR UPDATE
Solstar Space Co.

TESTING THE WATERS LEGAL DISCLOSURE: WE ARE 'TESTING THE WATERS' TO GAUGE INVESTOR INTEREST IN AN OFFERING UNDER REGULATION CROWDFUNDING. NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED. IF SENT, IT WILL NOT BE ACCEPTED. NO OFFER TO BUY SECURITIES WILL BE ACCEPTED. NO PART OF THE PURCHASE PRICE WILL BE RECEIVED UNTIL A FORM C IS FILED AND ONLY THROUGH WEFUNDER'S PLATFORM. ANY INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND.

Nearly $400k in Reservations

RESERVE NOW

Early Reservations under Testing the Waters End Soon

The new Regulation Crowdfunding Round under Reg CF is opening soon. Visit our WeFunder page for the details.

Join us in our mission to bring continuous communications to space.

RESERVE NOW



SOLSTAR SPACE
Tom Dolezal
Solstar Space Lead Investor
RESERVE NOW
Testing the Waters for Regulation Crowdfunding Round

Tom Dolezal, Solstar's lead investor, shared his perspectives on Solstar Space and investing in the space industry in a live broadcast on our Solstar Space Company YouTube Channel.

Watch the interview now



NOMINEE
MSUA
MOBILE SATELLITE INNOVATION AWARDS
2021
SOLSTAR SPACE
2021 NOMINEE

Solstar Space Company has been nominated for an MSUA Satellite Mobile Innovation Award. Winners will be announced September 8 during the annual awards luncheon at the Gaylord National Resort & Convention Center in Maryland.

Learn more about the awards

Have you already made a reservation? Lock in your Early Bird terms.

To lock in EARLY BIRD terms, make sure you have funded your reservation.

RESERVE NOW

We thank you for your support!

###

Solstar Space
+1 505-389-2299 ext. 1
info@solstarspace.com
www.SolstarSpace.com

Connecting Everything in Space, to Everyone on Earth

VIP INVESTOR UPDATE

Solstar Space Co.

TESTING THE WATERS LEGAL DISCLOSURE: WE ARE 'TESTING THE WATERS' TO GAUGE INVESTOR INTEREST IN AN OFFERING UNDER REGULATION CROWDFUNDING. NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED. IF SENT, IT WILL NOT BE ACCEPTED. NO OFFER TO BUY SECURITIES WILL BE ACCEPTED. NO PART OF THE PURCHASE PRICE WILL BE RECEIVED UNTIL A FORM C IS FILED AND ONLY THROUGH WEFUNDER'S PLATFORM. ANY INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND.

Less Than $125k Left for Early Bird Terms

RESERVE NOW

Solstar Lead Investor Perspectives

Tom Dolezal will join us on Tuesday, August 17 at 2pm Pacific to share his perspectives on Solstar Space in a live broadcast on our Solstar Space Company YouTube Channel.
Attend the Live Cast

The new Regulation Crowdfunding Round under Reg CF is opening soon. Visit our WeFunder page for the EARLY BIRD terms details.

Join us in our mission to bring continuous communications to space.

RESERVE NOW

SOLSTAR SPACE

Tom Dolezal
Solstar Space Lead Investor



Solstar Space Co.

RESERVE NOW

Testing the Waters for Regulation Crowdfunding Round

"Solstar Space has continuously delivered results, such as three successful spaceflights, an Air Force contract, plus several contracts they are currently submitting proposals for equating to millions in contract value. I look forward to working with Brian and his team in the coming months as the lead investor in this upcoming Crowdfunding Round under Reg CF."

– Tom Dolezal, Solstar Space Lead Investor.

ATTEND THE LIVE CAST

Visit the Solstar Space WeFunder page today for all the details.

To lock in the EARLY BIRD terms, make sure you have funded your reservation.

RESERVE NOW

We thank you for your support!

###

Solstar Space
+1 505-389-2299 ext. 1
info@solstarspace.com
www.SolstarSpace.com

Connecting Everything in Space, to Everyone on Earth


VIP
INVESTOR UPDATE
Solstar Space Co.

TESTING THE WATERS LEGAL DISCLOSURE: WE ARE 'TESTING THE WATERS' TO GAUGE INVESTOR INTEREST IN AN OFFERING UNDER REGULATION CROWDFUNDING. NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED. IF SENT, IT WILL NOT BE ACCEPTED. NO OFFER TO BUY SECURITIES WILL BE ACCEPTED. NO PART OF THE PURCHASE PRICE WILL BE RECEIVED UNTIL A FORM C IS FILED AND ONLY THROUGH WEFUNDER'S PLATFORM. ANY INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND.

Solstar Space Testing the Waters VIP Update

RESERVE NOW

Limited EARLY BIRD Terms

The new Regulation Crowdfunding Round under Reg CF is opening soon. Visit our WeFunder page for the details.

Join us in our mission to bring continuous communications to space.

RESERVE NOW



Our CEO and Founder, Brian Barnett and Solstar Space Co. advisor, Dr. Alan Stern, met up recently in Boulder, Colorado to talk continuous space-based communications. In 2020, NASA selected Dr. Stern to fly as the first NASA-funded commercial space crewmember aboard a Virgin Galactic suborbital space mission. The flight is expected to take place in 2022; there



In the early 90s Solstar Space Founder and CEO Brian Barnett led the team that identified the best site for Spaceport America in New Mexico. His team at KPMG assessed the location for cost, launch feasibility, existing infrastructure, and more. **Watch this launch video** of our first Text to Space flight from Spaceport America with UP AEROSPACE INC on Spaceloft-8 on November 12,

he will perform astronomical and space physiology experiments.

2013. Virgin Galactic's first fully crewed spaceflight launched from Spaceport America in New Mexico on July 11.

Visit the Solstar Space WeFunder page today for all the details.

To lock in the EARLY BIRD terms, make sure you have funded your reservation.

RESERVE NOW

We thank you for your support!

###

Solstar Space
+1 505-389-2299 ext. 1
info@solstarspace.com
www.SolstarSpace.com

The Future of Space Communications

INVESTOR UPDATE

Solstar Space Co.

TESTING THE WATERS LEGAL DISCLOSURE: WE ARE 'TESTING THE WATERS' TO GAUGE INVESTOR INTEREST IN AN OFFERING UNDER REGULATION CROWDFUNDING. NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED. IF SENT, IT WILL NOT BE ACCEPTED. NO OFFER TO BUY SECURITIES WILL BE ACCEPTED. NO PART OF THE PURCHASE PRICE WILL BE RECEIVED UNTIL A FORM C IS FILED AND ONLY THROUGH WEFUNDER'S PLATFORM. ANY INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND.

Solstar Space Testing the Waters Opens

RESERVE NOW

Get access to special EARLY BIRD terms

The new Regulation Crowdfunding Round under Reg CF is opening soon. As a Solstar Space champion, we want to provide you with access to special EARLY BIRD terms. Locking in the EARLY BIRD terms requires funding your investment on WeFunder. If you wait you may miss out on the EARLY BIRD terms. All the details are on our WeFunder page.

Join us in our mission to bring continuous communications to space.

RESERVE NOW



Solstar Space's Founder & CEO, M. Brian Barnett, was recently recognized in Industry Era's 10 Best CEOS of 2021 - **Read the Full Story**


GAME CHANGERS
LIVE
MSUA
BRIAN BARNETT
FOUNDER & CEO
SOLSTAR SPACE

Brian Barnett, Founder & CEO of Solstar Space, joins MSUA's Game Changers LIVE to share his view of the future of satellite mobile connectivity - **Watch the Full Interview Now**

Visit the Solstar Space WeFunder page today for all the details.

To lock in the EARLY BIRD terms, make sure you have funded your reservation.

RESERVE NOW

We thank you for your support!

###

Solstar Space
+1 505-389-2299 ext. 1
info@solstarspace.com
www.SolstarSpace.com

[Connecting Everything in Space, to Everyone on Earth]


VIP
INVESTOR UPDATE
Solstar Space Co.

TESTING THE WATERS LEGAL DISCLOSURE: WE ARE 'TESTING THE WATERS' TO GAUGE INVESTOR INTEREST IN AN OFFERING UNDER REGULATION CROWDFUNDING. NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED. IF SENT, IT WILL NOT BE ACCEPTED. NO OFFER TO BUY SECURITIES WILL BE ACCEPTED. NO PART OF THE PURCHASE PRICE WILL BE RECEIVED UNTIL A FORM C IS FILED AND ONLY THROUGH WEFUNDER'S PLATFORM. ANY INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND.

Solstar Space Testing the Waters Opens to the General Public

INVEST NOW

Get access to special EARLY BIRD terms

The new Regulation Crowdfunding Round under Reg CF is opening soon. As a previous over-subscribed investor, we want to provide you with access to special EARLY BIRD terms. Locking in the EARLY BIRD terms requires funding your investment on WeFunder. If you wait you may miss out on the EARLY BIRD terms. All the details are on our WeFunder page.

Join us in our mission to bring continuous communications to space.

INVEST NOW



Solstar Space's Founder & CEO, M. Brian Barnett, was recently recognized in Industry Era's 10 Best CEOS of 2021 - [Read the Full Story]


GAME CHANGERS
LIVE
MSUA
BRIAN BARNETT
FOUNDER & CEO
SOLSTAR SPACE

Brian Barnett, Founder & CEO of Solstar Space, joins MSUA's Game Changers LIVE to share his view of the future of satellite mobile connectivity - [Watch the Full]

[Interview Now]

Visit the Solstar Space WeFunder page today for all the details.

The competition for EARLY BIRD terms will heat up now that the general public will have access to the testing the waters program. To lock in the EARLY BIRD terms, make sure you have funded your reservation.

INVEST NOW

We thank you for your support!

###

Solstar Space
+1 505-389-2299 ext. 1
info@solstarspace.com
www.SolstarSpace.com

Connecting Everything in Space, to Everyone on Earth

VIP
INVESTOR UPDATE

Solstar Space Co.

TESTING THE WATERS LEGAL DISCLOSURE: WE ARE 'TESTING THE WATERS' TO GAUGE INVESTOR INTEREST IN AN OFFERING UNDER REGULATION CROWDFUNDING. NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED. IF SENT, IT WILL NOT BE ACCEPTED. NO OFFER TO BUY SECURITIES WILL BE ACCEPTED. NO PART OF THE PURCHASE PRICE WILL BE RECEIVED UNTIL A FORM C IS FILED AND ONLY THROUGH WEFUNDER'S PLATFORM. ANY INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND.

Thank you for your Reservation!

Make Your Reservation Now

Solstar Space Pre-Opening Reservations Extended Until July 26.

Get Priority Access When the New Round Opens.

The new Regulation Crowdfunding Round under Reg CF is scheduled to go live July 26, 2021. If you haven't made your reservation yet, the reservation period has been extended for one more week. As a previous over-subscribed investor, we want to provide you with the opportunity to make a reservation before the new round is open to the general public.

Join us in our mission to bring continuous communications to space.


GAME CHANGERS
LIVE
MSUA
Mobile Satellite Users Association
BRIAN BARNETT
FOUNDER & CEO
SOLSTAR SPACE

Brian Barnett, Founder & CEO of Solstar Space, joins MSUA's Game Changers LIVE to share his view of the future of satellite mobile connectivity and much more in this interactive live session hosted by the Mobile Satellite Users Association (msua.org).

Watch the Full Interview Now

Make Your Reservation Now

Visit your exclusive Solstar Space VIP WeFunder page today for all the details.

Do not share this exclusive VIP link. It will increase the competition for early reservations.

Make Your Reservation Now

We thank you for your support!

###

Solstar Space
+1 505-389-2299 ext. 1
info@solstarspace.com
www.SolstarSpace.com

Connecting Everything in Space, to Everyone on Earth

VIP INVESTOR UPDATE

Solstar Space Co.

TESTING THE WATERS LEGAL DISCLOSURE: WE ARE 'TESTING THE WATERS' TO GAUGE INVESTOR INTEREST IN AN OFFERING UNDER REGULATION CROWDFUNDING. NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED. IF SENT, IT WILL NOT BE ACCEPTED. NO OFFER TO BUY SECURITIES WILL BE ACCEPTED. NO PART OF THE PURCHASE PRICE WILL BE RECEIVED UNTIL A FORM C IS FILED AND ONLY THROUGH WEFUNDER'S PLATFORM. ANY INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND.

Make Your Reservation Now

Solstar Space Pre-Opening Investment Reservations Close July 15.

Your Reservation Provides Priority Access When the Round Opens.

By making your reservation now, you will have access to the new Regulation Crowdfunding Round under Reg CF that Solstar Space will be launching very soon. Time is running out before we open the round to the general public.

Join us in our mission to bring continuous communications to space.


Industry Era
10 Best CEOs
Unique Space-based
Connectivity Company
"Solstar Space is the leading commercial space-based connectivity company pioneering continuous communications services for low earth orbit (LEO/NGSO) satellites"
Brian Barnett,
CEO

Solstar Space's Founder & CEO, M. Brian Barnett, was recently recognized in Industry Era's 10 Best CEOS of 2021 - [Read the Full Story]

Make Your Reservation Now

Visit your exclusive Solstar Space VIP WeFunder page today for all the details.

Do not share this exclusive VIP link. It will increase the competition for early reservations.

Make Your Reservation Now

We thank you for your support!

###

Solstar Space
+1 505-389-2299 ext. 1
info@solstarspace.com
www.SolstarSpace.com

Connecting Everything in Space, to Everyone on Earth

VIP INVESTOR UPDATE

Solstar Space Co.

TESTING THE WATERS LEGAL DISCLOSURE: WE ARE 'TESTING THE WATERS' TO GAUGE INVESTOR INTEREST IN AN OFFERING UNDER REGULATION CROWDFUNDING. NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED. IF SENT, IT WILL NOT BE ACCEPTED. NO OFFER TO BUY SECURITIES WILL BE ACCEPTED. NO PART OF THE PURCHASE PRICE WILL BE RECEIVED UNTIL A FORM C IS FILED AND ONLY THROUGH WEFUNDER'S PLATFORM. ANY INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND.

Make Your Reservation Now

Solstar Space Pre-Opening Investment Reservations Close July 15.

Your Reservation Provides Priority Access When the Round Opens.

By making your reservation now, you will have access to the new Regulation Crowdfunding Round under Reg CF that Solstar Space will be launching very soon. Time is running out before we open the round to the general public.

Join us in our mission to bring continuous communications to space.


Industry Era
10 Best CEOs
Unique Space-based Connectivity Company
"Solstar Space is the leading commercial space-based connectivity company pioneering continuous communications services for low earth orbit (LEO/NGSO) satellites"
Brian Barnett,
CEO

Solstar Space's Founder & CEO, M. Brian Barnett, was recently recognized in Industry Era's 10 Best CEOS of 2021 - **Read the Full Story**

Make Your Reservation Now

Visit your exclusive Solstar Space VIP WeFunder page today for all the details.

Do not share this exclusive VIP link. It will increase the competition for early reservations.

Make Your Reservation Now

We thank you for your support!

###

Solstar Space
+1 505-389-2299 ext. 1
info@solstarspace.com
www.SolstarSpace.com

Connecting Everything in Space, to Everyone on Earth

VIP INVESTOR UPDATE

Solstar Space Co.

TESTING THE WATERS LEGAL DISCLOSURE: WE ARE 'TESTING THE WATERS' TO GAUGE INVESTOR INTEREST IN AN OFFERING UNDER REGULATION CROWDFUNDING. NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED. IF SENT, IT WILL NOT BE ACCEPTED. NO OFFER TO BUY SECURITIES WILL BE ACCEPTED. NO PART OF THE PURCHASE PRICE WILL BE RECEIVED UNTIL A FORM C IS FILED AND ONLY THROUGH WEFUNDER'S PLATFORM. ANY INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND.

Make Your Reservation Now

Make Your Reservation Now Before Time Runs Out.

As a Solstar Space VIP, you have a limited time opportunity.

By making your reservation now, you will have access to the new Regulation Crowdfunding Round under Reg CF Solstar will be launching very soon. Time is running out before we open the round to the general public on **July 16**.

Join us in our mission to bring continuous communications to space.

Make Your Reservation Now

You Can Invest in Solstar Space. Reserve Your Spot Now.

The "Testing the Waters" program will end soon. We will no longer be able to take early reservations for our new Regulation Crowdfunding Round under Reg CF.

Visit your exclusive Solstar Space VIP WeFunder page today for all the details.

Do not share this exclusive VIP link. It will increase the competition for early reservations.

Make Your Reservation Now



M. Brian Barnett, Co-Founder & CEO of Solstar Space

We thank you for your support!

###

Solstar Space
+1 505-389-2299 ext. 1
info@solstarspace.com
www.SolstarSpace.com

Connecting Everything in Space, to Everyone on Earth

VIP
INVESTOR UPDATE

Solstar Space Co.

TESTING THE WATERS LEGAL DISCLOSURE: WE ARE 'TESTING THE WATERS' TO GAUGE INVESTOR INTEREST IN AN OFFERING UNDER REGULATION CROWDFUNDING. NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED. IF SENT, IT WILL NOT BE ACCEPTED. NO OFFER TO BUY SECURITIES WILL BE ACCEPTED. NO PART OF THE PURCHASE PRICE WILL BE RECEIVED UNTIL A FORM C IS FILED AND ONLY THROUGH WEFUNDER'S PLATFORM. ANY INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND.

Make Your Reservation Now!

You are Now a Solstar Space VIP

As a Solstar Space VIP, you are the first to know that Solstar Space is launching a new Regulation Crowdfunding Round under Reg CF. Our new round will go live in the coming weeks. In the meantime, you can make a reservation.

Join us in our mission to bring continuous communications to space.

Make Your Reservation Now

You Can Invest in Solstar Space. Reserve Your Spot Now.

We have opened a "Testing the Waters" program in advance of officially opening our new Regulation Crowdfunding Round. As a Solstar Space VIP, you are in a very exclusive group receiving this information today.

Visit our exclusive Solstar Space VIP WeFunder page today for all the details.

Make Your Reservation Now

We thank you for your support!



Solstar Team with NASA and the Blue Origin Team
(credit Blue Origin)

###

Solstar Space
+1 505-389-2299 ext. 1
info@solstarspace.com
www.SolstarSpace.com

Santa Fe company to work with government to advance internet tech for space.

[Read the full story...]

to New Mexico Music Hall of Fame

[Read the full story...]

COMMERCIAL SPACEFLIGHT FEDERATION

Solstar Space Becomes Associate Member of Commercial Spaceflight Foundation

Learn more about the Commercial Spaceflight Foundation...


MSUA
MOBILE SATELLITE INNOVATION AWARDS
2020
SOLSTAR SPACE
2020
Chairman's Award: Outstanding Innovation for User Community Development

Solstar Space Earns 2020 Chairman's Award for Outstanding Innovation for User Community Development

https://www.msua.org/awards

Visit Solstar Space

We thank you for your support!



Solstar Team with NASA and the Blue Origin Team (credit Blue Origin)

###

Solstar Space
+1 505-389-2299 ext. 1
info@solstarspace.com
www.SolstarSpace.com



Can you vouch for John Doe?

John has applied to raise funding for **Company Name** on Wefunder and provided your name as a personal reference.

> *Quote goes here*

Wefunder has raised hundreds of millions for startups that later went on to raise over $5 billion in follow-on funding from venture capitalists.

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We help anyone invest as little as $100 in the startups they believe in. We're also a Public Benefit Corporation with a mission to keep the American dream alive. We aim to help 20,000 founders get off the ground by 2029.